EXHIBIT 12.1

STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,					6-months ended
	2000	2001	2002	2003	2004	2005

Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$(70,136)	$48,687	$34,685	$96,135	$100,173	$54,816

Interest Expense
Notes payable and other debt	86,803	79,595	72,384	61,660	66,817	40,098
United States Settlement	—	4,592	5,461	4,943	—	—

Earnings	$16,667	$132,874	$112,530	$162,738	$166,990	$94,914

Interest Expense
Notes payable and other debt	86,803	79,595	72,384	61,660	66,817	40,098
United States Settlement	—	4,592	5,461	4,943	—	—
Fixed Charges	$86,803	$84,187	$77,845	$66,603	$66,817	$40,098

Ratio of Earnings to Fixed Charges and preferred stock dividends (a)	0	1.58	1.45	2.44	2.50	2.37

(a)  Earnings were insufficient to cover fixed charges by $69.7 million in 2000.  Earnings in 2000 were reduced by $96.5 million for the United States Settlement.